Exhibit 2

BRITISH AMERICAN TOBACCO p.l.c.
NOTIFICATION IN ACCORDANCE WITH LISTING RULE 9.6.14R(2)

British American Tobacco p.l.c. (the “Company”) has been notified that Savio Kwan, a Non-Executive Director of the Company, has a newly-disclosable directorship, as an independent director of GOGOX (a company listed on the Hong Kong Stock Exchange), following their recent IPO.

This disclosure is made pursuant to rule 9.6.14 (2) of the Listing Rules of the UK Listing Authority.

C Dhokia
Deputy Secretary

27 June 2022

Enquiries:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATplc

British American Tobacco Investor Relations
Mike Nightingale/Victoria Buxton/William Houston/John Harney
+44 (0) 20 7845 1180/2012/1138/1263